AGREEMENT REGARDING
COMPENSATION ON CHANGE OF CONTROL
(As Amended and Restated)

This Agreement was initially made and entered into on the 17 day of August, 2004 (the "Effective Date"), by and between PAC-WEST TELECOMM, INC., a California corporation, (the "Company") and Eric Jacobs, ("Executive") who is employed by the Company at will as its Vice President Sales. This Agreement is being amended and restated in its entirety effective this 30 day of August, 2006.

WHEREAS, the Board of Directors of Company (the "Board") deem it to be in the best interests of the Company that the possibility of a future Change of Control (as hereinafter defined) exists and that the potential, or the occurrence of a Change of Control can result in significant distraction of key personnel because of the corporate and personal uncertainties inherent in such a situation; and

WHEREAS, the Board has determined that it is of paramount importance and in the best interests of the Company and its shareholders to retain the services of Executive in the event of the imminence, or occurrence, of a Change of Control and to ensure Executive's continued dedication and efforts in such event without undue distraction or concern for his or her personal financial and employment security; and

WHEREAS, in order to assure that Executive remains in the employ of the Company or any Employer (as hereinafter defined), particularly in the event of a threat, or the occurrence, of a Change of Control, the Board desires that the Company enter into this agreement (the "Agreement") with Executive to provide Executive with certain benefits in the event of termination of Executive's employment within a period beginning nine (9) months before and ending twelve (12) months following a Change in Control;

NOW, THEREFORE, it is agreed as follows:

1. <u>Term of Agreement</u>. This Agreement is effective as of the Effective Date and shall remain in force and effect until the first anniversary of a Change of Control; provided, however, that the Company shall in all events remain liable to provide any amounts or benefits to which Executive became entitled hereunder prior to such anniversary.

2.   Definitions. For the purposes of this Agreement, the following definitions shall apply:

(a)   "Base Salary" shall mean the highest annual base salary paid to Executive between the Effective Date and the Termination Date (as hereinafter defined).

(b)   "Cause" shall mean the termination of Executive due to:

(i)   Executive's theft or embezzlement, or attempted theft or embezzlement, of money or property of the Company or any of its affiliates, Executive's perpetration or attempted perpetration of fraud, or Executive's participation in a fraud or attempted fraud, on the Company or any of its affiliates or Executive's unauthorized appropriation of, or Executive's attempt to misappropriate, any tangible or intangible assets or property of the Company or any of its affiliates;

(ii)   Executive's conviction or commission of a felony or conviction for any crime involving acts which tend to insult or offend community moral standards or public decency or that materially and adversely affect the reputation or business activities of the Company or its affiliates;

(iii)   Executive's substance abuse, including abuse of alcohol or use of illegal narcotics, or other illegal drugs or substances, for which Executive fails to undertake and maintain treatment within fifteen (15) days after requested by the Company; or

(iv)   Executive's refusal to carry out any lawful instructions of the Chief Executive Officer or the Board of Directors that are consistent with a reasonable, legitimate business purpose following receipt of written notice of such instructions from the Chief Executive Officer.

(c)   "Change of Control" shall mean any of the following transactions:

(i)   The consummation of a consolidation or merger of the Company in which the Company is not the surviving entity, or pursuant to which the shares of the Company's common voting equity are to be converted to cash, securities or other property, other than any such merger or consolidation in which the shareholders of the Company prior to such merger or consolidation own at least 50% of the voting equity of the successor entity following such merger or consolidation. For the purposes of this Agreement, a consolidation or merger with a corporation which was a wholly-owned direct or indirect subsidiary of the Company immediately before the consolidation or merger is not a Change of Control;

(ii)   The sale, lease, exchange or other transfer (in one transaction or a series of transactions) of all or substantially all of the Company's assets, other than a sale or exchange in which the acquiring party is an affiliate of the Company in which at least 51% of the voting equity is held (directly or indirectly) by the shareholders of the Company; or

(iii)   Any person, as that term is used in Section 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities of the Company under an employee benefit plan of the Company, a direct or indirect wholly owned subsidiary of the Company or any other company owned, directly or indirectly, by the shareholders of the Company in substantially the same proportions as their ownership of the Company's common voting equity), is or becomes the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act), directly or indirectly of 50% or more of the Company's (or a successor's) then outstanding common voting equity.

(d)   "COBRA" shall mean the Consolidated Omnibus Reconciliation Act of 1985, as amended.

(e) "Demoted" shall mean circumstances in which the any of the following events or conditions take place without the written consent of Executive:

        (i) Executive's Base Salary is reduced from its then current level; or

        (ii) A significant diminution in Executive's title, duties or responsibilities.

(f) "Employer" shall mean the Company, or any parent, subsidiary, or affiliate of the Company (as defined pursuant to sections 414(b) or 414(c) of the Internal Revenue Code, as amended) or successor thereto, for which Executive performs services or is employed, from time to time.

(g) "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

(h) "Termination Date" shall mean the effective date of any voluntary or involuntary termination of Executive's employment.

3. Compensation on Change of Control. In the event that Executive is Demoted or the employment of Executive is involuntarily terminated by the Company or its successor without Cause at any time during the twenty-one (21) month period beginning nine (9) months prior to the effective date of a Change of Control and ending twelve (12) months after the effective date of a Change of Control (the "Applicable Period"), Executive shall be entitled to receive (i) a lump sum payment equal to 150% of Executive's Base Salary; and (ii) payment (or reimbursement to the extent necessary) by the Company of twelve (12) months of COBRA coverage premiums for the continuation of medical and dental and vision coverage on Executive, Executive's spouse and dependents, to the extent elected by Executive and subject to Executive's continued eligibility for such COBRA coverage, with all such payments subject to applicable income and employment tax withholding obligations. In the event that Executive is Demoted or the employment of Executive is involuntarily terminated by the Company without Cause within nine (9) months prior to the effective date of a Change of Control, the payments described above shall be made at the time of the Change of Control. In the event that Executive is Demoted or the employment of Executive is involuntarily terminated by the Company or its successor without Cause within twelve (12) months after the effective date of a Change of Control, the payments described above shall be made at the time Executive is Demoted or the employment of Executive is involuntarily terminated without Cause.

Notwithstanding the foregoing, the Company shall have the authority to delay any payments made pursuant to this Section 3 to the extent it deems necessary or appropriate to comply with Section 409A(a)(2)(B)(i) of the Internal Revenue Code of 1986, as amended (the "Code") (relating to payments made to certain "key employees" of certain publicly-traded companies); in such event, any payments to which Executive would otherwise be entitled during the six (6) month period following the Termination Date will be paid on the first business day following the expiration of such six (6) month period.

4.   Limitations. No benefits shall be paid to Executive in the event of termination for cause, retirement, or voluntary resignation, except in the case of either a voluntary resignation and\or retirement following Demotion of Executive during the Applicable Period.

5.   Joint and Several Liability. Each entity included in the definition of "Employer" and any successors or assigns shall be jointly and severally liable with the Company under this Agreement.

6.   Section 280G Parachute Payments.

(a)   In the event that the payments and other benefits provided to Executive pursuant to this Agreement and any other agreement, benefit, plan, or policy of the Company (i) constitute "parachute payments" within the meaning of Section 280G of the Code and (ii) but for this Section 6, such payments and benefits would be subject to the excise tax imposed by Section 4999 of the Code, then Executive's payments and other benefits under this Agreement and any other agreement, benefit, plan, or policy of the Company shall be payable either: (a) in full; or (b) as to such lesser amount which would result in no portion of such payments and other benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of payments and other benefits under this Agreement and any other agreement, benefit, plan, or policy of the Company.

(b)   Any determination required under this Section 6 shall be made in writing by the Company's independent public accountants (the "Accountants"), whose determination shall be conclusive and binding upon Executive and the Company for all purposes. For purposes of making the calculations required by this Section 6, the Accountants shall make reasonable assumptions and approximations concerning applicable taxes and shall rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and Executive shall furnish to the Accountants such information and documents as the Accountants shall reasonably request in order to make a determination under this Section 6. The Company shall bear all costs the Accountants may reasonably incur in connection with any calculations contemplated by this Section 6.

7.   Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of California without giving effect to the conflict of law principles thereof.

8.	Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the Company, its successors and assigns, and the Company shall require any successor or assign to expressly assume and agree to perform the obligations of Company hereunder to the same extent that Company would be obligated to perform if no such succession or assignment had taken place assuming the existence of a Change of Control. The term Company as used herein shall include such successors and assigns. The terms "successors and assigns" as used herein shall mean a corporation or other entity acquiring all of the stock or all or substantially all of the assets and business of the Company whether by operation of law or otherwise.

9.	Entire Agreement\Severability. This Agreement constitutes the entire agreement between Company and Executive with respect to the matters covered and supersedes all prior agreements with respect thereto, including, but not limited to, the Agreement Regarding Compensation on Change of Control between Company and Executive, dated August 17, 2004. The individual provisions of this Agreement shall be deemed severable, and the invalidity or unenforceability of any provision hereof shall not affect the validity or enforceability of the other provisions hereof.

Notwithstanding the foregoing, Executive acknowledges that the Company, in the exercise of its sole discretion and without the consent of Executive, may amend or modify this Agreement in any manner and delay the payment of any severance or other benefits payable pursuant to this Agreement to the minimum extent necessary to meet the requirements of Section 409A of the Code as amplified by any Internal Revenue Service or U.S. Treasury Department guidance as the Company deems appropriate or advisable.

10.   Attorneys Fees. In any action or proceeding to enforce or interpret the provisions of this Agreement, the prevailing party shall be entitled to recover its attorney fees and costs including attorney fees and costs associated with any mediation, arbitration, court trial or proceedings and including fees and costs on appeal.

COMPANY: **EXECUTIVE:**

PAC-WEST TELECOMM, INC.

By: /s/ Henry Carabelli   /s/ Eric Jacobs